UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

California Resources Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

13057Q107

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13057Q 107

1	Names of Reporting Person: Occidental Petroleum Corporation I.R.S. Identification Number of Above Person (Entities Only): 95-4035997

2	Check the Appropriate Box if a Member of a Group:
	(a):	☐
	(b):	☐

3	SEC Use Only:

4	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power*: 0

	6	Shared Voting Power: 0

	7	Sole Dispositive Power*: 71,500,000

	8	Shared Dispositive Power: 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 71,500,000

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11	Percent of Class Represented by Amount in Row (9)**: 18.5%

12	Type of Reporting Person: CO

*      Pursuant to a Stockholder’s and Registration Rights Agreement, dated November 25, 2014, by and between Occidental Petroleum Corporation (the “Reporting Person”) and California Resources Corporation (the “Company”), the Reporting Person granted to the Company an irrevocable proxy to vote all of the shares of Company common stock beneficially owned by the Reporting Person in proportion to the votes cast by the Company’s other stockholders. As a result, the Reporting Person does not exercise voting power over any of the shares of Company common stock. However, the Reporting Person maintains sole dispositive power with respect to such shares.

**   Calculation of percentage is based on 385,639,582 shares of Company common stock outstanding as of December 31, 2014.

CUSIP No. 13057Q 107

Item 1(a)	Name of Issuer: California Resources Corporation
Item 1(b)	Address of Issuer’s Principal Executive Offices: 10889 Wilshire Blvd. Los Angeles, CA 90024
Item 2(a)	Name of Person Filing: Occidental Petroleum Corporation
Item 2(b)	Address of Principal Business Office, or if none, Residence: 5 Greenway Plaza, Suite 110 Houston, TX 77046
Item 2(c)	Citizenship: The state of organization is Delaware.
Item 2(d)	Title of Class of Securities: Common Stock, par value $0.01 per share
Item 2(e)	CUSIP Number: 13057Q 107

Item 3.	If this statement is filed pursuant to Sections 240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with Section 240.13d-l(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-l(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Section 240.13d-l(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with Section 240.13d-l(b)(1)(ii)(J);
	(k)	☐

Group, in accordance with Section 240.13d-l(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-l(b)(1)(ii)(J), please specify the type of institution:____________________________

CUSIP No. 13057Q 107

Item 4.	Ownership:

The information required by Items 4(a) through (c) is set forth in rows 5 through 11 of the cover page hereto and is incorporated herein by reference.

Prior to November 30, 2014, the Company was a wholly-owned subsidiary of the Reporting Person. On November 30, 2014, the Reporting Person completed the spin-off of the Company through a pro rata distribution to its shareholders of 309,889,779 shares of the Company’s common stock (the “Spin-Off”). The Reporting Person held 71,500,000 shares of the Company’s common stock immediately after the Spin-Off and as of December 31, 2014.

In connection with the Spin-Off, the Reporting Person and the Company entered into a Stockholder’s and Registration Rights Agreement, dated November 25, 2014, pursuant to which the Reporting Person granted to the Company an irrevocable proxy to vote all of the shares of Company common stock beneficially owned by the Reporting Person in proportion to the votes cast by the Company’s other stockholders. As a result, the Reporting Person does not exercise voting power over any shares of Company common stock.  The Reporting Person has the sole dispositive power over 71,500,000 shares of the Company’s common stock.

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certifications.
Not Applicable.

CUSIP No. 13057Q 107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2015	OCCIDENTAL PETROLEUM CORPORATION

/s/ Marcia E. Backus
	Name:	Marcia E. Backus
	Title:	Vice President, General Counsel and Corporate Secretary